UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

OLD DOMINION FREIGHT LINE, INC.

(Name of Issuer)

Common Stock (par value $.10 per share)

(Title of Class of Securities)

679580100

(CUSIP Number)

Check the following box if a fee is being paid with this statement  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon, Jr., Custodian

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 11,004 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 11,004 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,004

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person IN (See Item 4)

Page 2 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon, Jr. Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 294,648 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 294,648 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 294,648

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person OO (See Item 4)

Page 3 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon Trust for Hunter Andrew Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 65,635 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 65,635 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,635

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 4 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon Trust for Nathaniel Everett Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 59,486 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 59,486 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,486

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 5 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon Trust for Kathryn Lawson Terry

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- (See Item 4) 6. Shared Voting Power 56,188 (See Item 4) 7. Sole Dispositive Power -0- (See Item 4) 8. Shared Dispositive Power 56,188 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person OO (See Item 4)

Page 6 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 67,235 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 67,235 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,235

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 7 of 14 pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person John R. Congdon Trust for Mark Ross Congdon

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 67,235 (See Item 4) 6. Shared Voting Power -0- (See Item 4) 7. Sole Dispositive Power 67,235 (See Item 4) 8. Shared Dispositive Power -0- (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 67,235

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person OO (See Item 4)

Page 8 of 14 pages

EXPLANATORY NOTE

This Amendment No. 12 to Statement on Schedule 13G amends and restates, in its entirety, the Amendment No. 11 to Statement on Schedule 13G (“Amendment No. 11”) originally filed on February 11, 2003 in order to correct certain errors in Amendment No. 11. John R. Congdon, Jr. resigned as Trustee of each of the John R. Congdon Trust for Michael Davis Congdon, the John R. Congdon Trust for Peter Whitefield Congdon and the John R. Congdon Trust for Mary Evelyn Congdon effective December 31, 2002. As a result, the holdings of the three aforementioned trusts should not have been included in Amendment No. 11. In addition, effective December 31, 2002, John R. Congdon, Jr. became Trustee of each of the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry, the John R. Congdon Trust for Kathryn Lawson Terry, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. and the John R. Congdon Trust for Mark Ross Congdon. As a result, the holdings of the five aforementioned trusts should have been included in Amendment No. 11.

Item 1.
(a)		Name of Issuer:

Old Dominion Freight Line, Inc.

(b)		Address of Issuer’s Principal Executive Offices:

500 Old Dominion Way
Thomasville, NC 27360

Item 2.
(a)		Names of Persons Filing:

	(i)	John R. Congdon, Jr., Custodian
	(ii)	John R. Congdon, Jr. Revocable Trust
	(iii)	John R. Congdon Trust for Hunter Andrew Terry
	(iv)	John R. Congdon Trust for Nathaniel Everett Terry
	(v)	John R. Congdon Trust for Kathryn Lawson Terry
	(vi)	John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr.
	(vii)	John R. Congdon Trust for Mark Ross Congdon

(b)		Address of Principal Business Office:

As to (i) through (vii): 7511 Whitepine Road Richmond, VA 23237

(c)		Place of Organization or Citizenship:

	(i)	USA
	(ii)–(vii)	Virginia

(d)		Title of Class of Securities:

Common Stock ($.10 par value)

(e)		CUSIPNumber:

679580100

Page 9 of 14 pages

Item 3.	If this Statement Is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing Is a

Not Applicable. This is a joint filing by the persons identified in Item 2, above, pursuant to Rules 13d-1(c) and Rule 13d-1(f) but not a group filing.

Item 4.	Ownership.

The securities reported herein are beneficially owned by John R. Congdon, Jr., as Custodian for his children, the John R. Congdon, Jr. Revocable Trust, the John R. Congdon Trust for Hunter Andrew Terry, the John R. Congdon Trust for Nathaniel Everett Terry, the John R. Congdon Trust for Kathryn Lawson Terry, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. and the John R. Congdon Trust for Mark Ross Congdon. The total securities reported is 621,431 shares of the Issuer’s Common Stock, which constitutes 5.8% of such shares as of December 31, 2002.

As of December 31, 2002, John R. Congdon, Jr., as Custodian for his children, owns directly 11,004 shares (0.1%) of the Issuer’s Common Stock.

As of December 31, 2002, the John R. Congdon, Jr. Revocable Trust owns directly 294,648 shares (2.8%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Hunter Andrew Terry owns directly 65,635 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Nathaniel Everett Terry owns directly 59,486 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Kathryn Lawson Terry owns directly 56,188 shares (0.5%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has shared voting and shared dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Jeffrey Whitefield Congdon, Jr. owns directly 67,235 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

As of December 31, 2002, the John R. Congdon Trust for Mark Ross Congdon owns directly 67,235 shares (0.6%) of the Issuer’s Common Stock. John R. Congdon, Jr., as Trustee, has sole voting and sole dispositive power over those shares.

(a) Amount beneficially owned:

(i) 11,004
(ii) 294,648
(iii) 65,635
(iv) 59,486
(v) 56,188
(vi) 67,235
(vii) 67,235

Page 10 of 14 pages

(b)	Percent of Class:

	(i)	0.1%
	(ii)	2.8%
	(iii)	0.6%
	(iv)	0.6%
	(v)	0.5%
	(vi)	0.6%
	(vii)	0.6%

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

		(i)	11,004
		(ii)	294,648
		(iii)	-0-
		(iv)	-0-
		(v)	-0-
		(vi)	67,235
		(vii)	67,235

	(ii)	Shared power to vote or to direct the vote

		(i)	-0-
		(ii)	-0-
		(iii)	65,635
		(iv)	59,486
		(v)	56,188
		(vi)	-0-
		(vii)	-0-

	(iii)	Sole power to dispose or to direct the disposition of

		(i)	11,004
		(ii)	294,648
		(iii)	-0-
		(iv)	-0-
		(v)	-0-
		(vi)	67,235
		(vii)	67,235

Page 11 of 14 pages

(iv)	Shared power to dispose or to direct the disposition of

	(i)	-0-
	(ii)	-0-
	(iii)	65,635
	(iv)	59,486
	(v)	56,188
	(vi)	-0-
	(vii)	-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Not Applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

See information in Item 4, above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 3 and Item 4, above.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification.

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Page 12 of 14 pages

December 1, 2003.

JOHN R. CONGDON, JR., Custodian

/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Custodian for Peter Whitefield Congdon and Michael D. Congdon

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

Page 13 of 14 pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 1, 2003.

JOHN R. CONGDON, JR., Custodian

/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Custodian for Peter Whitefield Congdon and Michael D. Congdon

JOHN R. CONGDON, JR. REVOCABLE TRUST

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR HUNTER ANDREW TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR NATHANIEL EVERETT TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR KATHRYN LAWSON TERRY

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR JEFFREY WHITEFIELD CONGDON, JR.

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

JOHN R. CONGDON TRUST FOR MARK ROSS CONGDON

By:	/s/ John R. Congdon, Jr.

John R. Congdon, Jr., Trustee

Page 14 of 14 pages